Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 333-109725

On January 23, 2004, The Titan Corporation distributed the following letter from Gene W. Ray, Chairman, President and Chief Executive Officer, to its employees concerning the proposed transaction with Lockheed Martin Corporation.

TITAN MEMORANDUM

Date:	Friday, January 23, 2004

To:	All Titan Employees

From:	Gene W. Ray
Chairman, President & CEO

Subject:	Lockheed Martin Update

I know that many of you have specific and important questions stemming from our pending acquisition by Lockheed Martin. To update you, we still expect the closing to occur during this quarter, subject to approval by Titan’s shareholders and other closing conditions described in the merger agreement. Once the closing is completed, Lockheed Martin plans promptly to launch several employee communications efforts — such as a special Titan/Lockheed Martin employee website and employee meetings in an attempt to address everyone’s questions. I can assure you that Lockheed Martin’s leadership understands the need to keep employees informed, is providing information consistent with the restraints imposed by the federal securities laws, and is diligently working to make a smooth transition. The best source of information concerning the transaction remains the filings Titan and Lockheed Martin have made with the securities and exchange commission.

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin pursuant to the terms of the merger agreement between Lockheed Martin and Titan. The proxy statement/prospectus will be mailed to the stockholders of Titan. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger, because they will contain important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9400.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus when it becomes available.